Filed Pursuant to Rule 433

Registration No. 333-178120

AIR PRODUCTS AND CHEMICALS, INC.

The following information supplements the information contained in the preliminary prospectus supplement of Air Products and Chemicals, Inc. dated July 31, 2013 to the prospectus dated November 22, 2011:

On July 31, 2013 various media sources reported that Pershing Square Capital Management has acquired 9.8% of the outstanding common stock of Air Products and Chemicals, Inc. (the “Company”). Also on July 31, 2013, Pershing Square Capital Management, L.P. and certain of its affiliates filed a Schedule 13D (“Schedule 13D”) with the Securities and Exchange Commission related to its ownership stake in the Company. The Company has not received any communication from or on behalf of Pershing Square Capital Management. Accordingly, the Company has no information regarding any plans or proposals that Pershing Square Capital Management may propose other than those set forth in the Schedule 13D.

As previously announced, the Company adopted a stockholder rights plan on July 25, 2013 upon observation of unusual and substantial activity in the Company’s shares. In general terms, the stockholder rights plan has the effect of significantly diluting the interest of any person or group which acquires 10% (or 20% in the case of certain institutional investors who report their holdings on Schedule 13G) or more of the outstanding common stock of the Company without the approval of the Company’s Board of Directors. The stockholder rights plan was adopted to promote the fair and equal treatment of all stockholders of the Company in the event of an accumulation of a substantial block of the Company’s shares and to ensure that the Company’s Board of Directors remains in the best position to discharge its fiduciary duties to the Company and its stockholders.

*            *            *

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Banca IMI S.p.A. +39-02-7261-6502

BNP Paribas 1-800-854-5674

Deutsche Bank AG, London Branch 1-800-503-4611